Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

for the month of September 2002

FILA HOLDING S.p.A.
(Translation of Registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

For more information, please contact:

Fila Holding S.p.A.

Investor Relations:
Giulia Muzio +39 015 3506 418
Elena Carrera +39 015 3506 246

FILA'S BOARD OF DIRECTORS SETS RECOMMENDED SUBSCRIPTION PRICE FOR SHARE CAPITAL INCREASE

September 10, 2002 (Biella, Italy) - Fila Holding S.p.A. (NYSE:FLH) announced that its Board of Directors, at a meeting held today, defined the terms of the previously announced share capital increase that will be presented for shareholder approval at the upcoming shareholders meeting on September 23rd. The Board will recommend a share capital increase with a maximum nominal value of Euro 91,665,618.00, achieved by issuing a maximum of 91,665,618 new ordinary shares that will be offered through subscription rights to holders of Fila's ADSs and ordinary shares. The share capital increase proposal will be acted on together with proposals to reduce the par value of Fila's ordinary shares to Euro 0.50 each and to effect a two-for-one reverse stock split, so that the par value of the new shares will be Euro 1.00 each. If all of these actions are approved by the shareholders, each existing holder of shares or ADSs will be offered the right to subscribe for 3 new shares (ADSs) for each share (ADS) it holds after the reverse stock split, at a subscription price of Euro 1.60 per share. If the offer is fully subscribed, the aggregate purchase price for the new shares (ADSs) will be Euro 146,664,988.80.

ADS holders will be given the opportunity to subscribe for ADSs through The Bank of New York, at the same price and ratio as ordinary shareholders, after the ADS rights are registered with the SEC.

HdP has indicated that it will fully subscribe its 71.8% proportion of the capital increase.

Each ADS represents one ordinary share.
This document is for information purposes only and does not constitute an offer of any securities for sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: September 11, 2002

FILA HOLDING S.p.A.

By

Marco Isaia
Chief Executive Officer